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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______ )*
ICTS INTERNATIONAL N.V. (ICTS)
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
N4387108
(CUSIP Number)
NICOLAAS P. MONTEBAN, XALLADIO HOLDING B.V. AND GALLADIO CAPITAL MANAGEMENT B.V.
WAGENAARWEG 7, 2597 LL, THE HAGUE, THE NETHERLANDS
011-31-70-306-5612
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
OCTOBER, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N43837108

1	NAMES OF REPORTING PERSONS: Xalladio Holding B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
none

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		89,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		89,750

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

89,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	N43837108

1	NAMES OF REPORTING PERSONS: Galladio Capital Management B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
none

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		139,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		139,750

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

139,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.	N43837108

1	NAMES OF REPORTING PERSONS: ERNST MATTHIJS HENDRIK van der LEE

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	c/o ERNST-WILLEM van der LEE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		100,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,500

WITH	10	SHARED DISPOSITIVE POWER:

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.51%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	N43837108

1	NAMES OF REPORTING PERSONS: NICOLAAS PIETER MONTEBAN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		38,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		383,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,000

WITH	10	SHARED DISPOSITIVE POWER:

		383,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.57%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	N43837108

1	NAMES OF REPORTING PERSONS: MARK JOOST ROSMAN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		15,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		15,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,000

WITH	10	SHARED DISPOSITIVE POWER:

		15,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	N43837108
ITEM 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common stock, par value € 0,45.per share of ICTS International N.V. a Dutch corporation, with principal executive office located at Biesbosch 225, 1181JC Amstelveen, The Netherlands.
ITEM 2. Identity and Background
a.	This statement is being filed together by Xalladio Holding B.V., Galladio Capital Management B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman are sometimes collectively referred to herein as the Reporting Person.

b.	The business address of Xalladio Holding B.V., Galladio Capital Management B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman is Wagenaarweg 7. 2597 LL The Hague, The Netherlands.

c.	Xalladio Holding B.V. is a managing investment company.

Galladio Capital Management B.V. is a managing investment company.

Ernst Matthijs Hendrik van der Lee is 100% shareholder of Xalladio Holding B.V.

Ernst-Willem van der Lee is President and CEO and 100% shareholder of Galladio Capital Management B.V.

Nicolaas P. Monteban is CEO of Xalladio Holding B.V.

Mark J. Rosman is COO of Galladio Capital Management B.V.

d./e.	None of the Reporting Person during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Xalladio Holding B.V., Galladio Capital Management B.V., Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee, Nicolaas P. Monteban and Mark J. Rosman are citizen or place of organization of The Netherlands.

ITEM 3. Source and amount of Funds or Other Consideration
The aggregate amount of funds required by:
Xalladio Holding B.V. — to purchase the 89,750 shares of stock owned by the company was $ 224,375.
All funds used to purchase this stock were obtained from the company Xalladio Holding B.V.
Galladio Capital Management B.V. — to purchase the 139,750 shares of stock owned by the company was $ 345,183.
All funds used to purchase this stock were obtained from the company Galladio Capital Management B.V.
Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee — to purchase the 100,500 shares of stock owned by them was $ 208,035.
All funds used to purchase this stock were obtained from the personal account by Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee.
Nicolaas P. Monteban — to purchase the 38,000 shares of stock owned by him was $ 72,200.
All funds used to purchase this stock were obtained from the personal account by Nicolaas P. Monteban.
Mark J. Rosman — to purchase the 15,000 shares of stock owned by him was $ 26,850.
All funds used to purchase this stock were obtained from the personal account by Mark J. Rosman.
ITEM 4. Purpose of Transaction
Each of the Reporting Person independently purchased shares of the Issuer stock because they had individually determined that the stock may present significant opportunities for realization of increased shareholder value.
ITEM 5. Interest in Securities of the Issuer
Based on the information by the Issuer for the Form                      ended December 31, 2005 there were 6,672.980 shares of stock outstanding as of November 6, 2006.
a.	The Reporting Person, as members of a Group, beneficially own 383,000 shares or 5.74% of the Issuer’s stock.

b.	Xalladio Holding B.V. has the sole power to vote and dispose of 89,750 shares of the Issuer’s Stock.

Galladio Capital Management B.V. has the sole power to vote and dispose of 139,750 shares of the Issuer’s stock.

Ernst Matthijs Hendrik van der Lee c/o Ernst-Willem van der Lee has the sole voting and dispositive power over 100,500 shares of the Issuer’s stock and shares voting and dispositive power over 330,000 shares of Issuer’s stock.

Nicolaas P. Monteban has the sole voting and dispositive power over of 38,000 shares of the Issuer’s stock and shares voting and dispositive power over 383,000 shares of Issuer’s stock.

Mark J. Rosman has the sole voting and dispositive power over of 15,000 shares of the Issuer’s stock and shares voting and dispositive powers over 15,000 shares of Issuer’s stock.

c.	The following transactions in the Issuer’s stock were effected by the Reporting Person during the 60 days preceding the date of this report. All of such transactions were open market transactions.
Reporting Person, as members of a Group, beneficially own 383,000 shares ICTS International N.V. or 5.74% of the Issuer’s stock. Nicolaas P. Monteban has shared voting power in respect to 15,000 shares beneficially owned by Mark Rosman. Ernst Matthijs Hendrik Vander Lee, Ernst-Willen Van der Lee, Nicolaas P. Monteban and Mark J. Rosman disclaim beneficial ownership in each others shares of Issuer’ stock.

Xalladio Holding B.V.	89,750 shares

Galladio Capital Management B.V.	139,750 shares

Ernst Matthihs Hendrik Van der Lee and Ernst-Willem Van der Lee	100,500 shares

Nicolaas P. Monteban	38,000 shares

Mark J. Rosman	15,000 shares

Reporting Person/Entities	Trade Date	Quantity	Price per share
Xalladio Holding B.V.
	01.05.2006	2,500	$2,08
	02.13.2006	2,080	$2,25
	02.21.2006	4,000	$2,25
	02.22.2006	500	$2,25
	02.23.2006	420	$2,25
	07.14.2006	3,000	$1,72
	08.22.2006	500	$1,28
	08.30.2006	4,100	$1,28
	08.31.2006	2,000	$1,28
	09.01.2006	3,000	$1,28
	09.05.2006	400	$1,25

Galladio Capital Management B.V.
	01.05.2006	2,000	$2,08

Reporting Person/Entities	Trade Date	Quantity	Price per share
	02.24.2006	500	$2,20
	02.28.2006	5,845	$2,20
	03.13.2006	604	$2,20
	03.14.2006	324	$2,20
	03.15.2006	727	$2,20

Ernst Matthijs Hendrik Van der Lee and Ernst-Willem Van der Lee
	01.05.2006	2,500	$2,08
	03.31.2006	5,000	$2,15
	07.21.2006	5,000	$1,70
	09.05.2006	150	$1,25
	09.07.2006	1,400	$1,25
	09.08.2006	1,042	$1,25
	09.12.2006	975	$1,25
	09.15.2006	565	$1,25
	09.18.2006	838	$1,25

Nicolaas P. Monteban
	01.05.2006	2,000	$2,08
	03.15.2006	1,272	$2,18
	03.20.2006	1,000	$2,18
	03.27.2006	130	$2,18
	03.28.2006	10	$2,18
	03.31.2006	588	$2,18
	10.02.2006	200	$1,20
	10.04.2006	135	$1,20
	10.05.2006	2,410	$1,20
	10.09.2006	1,755	$1,20
	10.09.2006	500	$1,19
	10.09.2006	2,255	$1,20
	10.10.2006	2,745	$1,20
	11.22.2006	8,000	$1,00

Mark J. Rosman
	01.05.2006	1,000	$2,08
	03.31.2006	1,100	$2,15
	04.03.2006	900	$2,15
	07.21.2006	2,000	$1,65
	11.21.2006	2,000	$1,00
	11.22.2006	3,000	$1,00
d.	n/a

e.	n/a

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person have agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described above in item 4. However the Reporting Person presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer’s stock or any it’s other securities.
ITEM 7. Material to be filed as Exhibits
Exhibit 1       Joint Filing Agreement

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 5, 2006

Xalladio Holding B. V.

/s/ Nicolaas P. Monteban
Nicolaas P. Monteban, Chief Executive Officer

Galladio Capital Management B. V.

/s/ Ernst-Willem van der Lee
Ernst-Willem van der Lee, President

/s/ Ernst Matthijs Hendrick van der Lee
Ernst Matthijs Hendrick van der Lee

/s/ Nicolaas P. Monteban
Nicolaas P. Monteban

/s/ Mark J. Rosman
Mark J. Rosman